Exhibit 99.2

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IMMEDIATE	11 AUGUST 2005

SIX MONTHS RESULTS TO 30 JUNE 2005

Strong Group results for the half year
•	Operating result of £329m(1) – an increase of £145m on H1 2004(2).
•	Profit after tax of £195m – up from £82m in H1 2004(2).
•	Net written premiums of £2.9bn (H1 2004(2): £2.5bn).
•	Ongoing business combined operating ratio (COR) of 92.0% (H1 2004(2): 93.2%).
•	Group COR of 95.6% (H1 2004(2): 100.6%).

Sustained good performance from Core Group
•	UK COR of 92.5% – strong commercial and personal result (H1 2004(2): 95.3%).
•	Good Scandinavian result – COR of 91.3% (H1 2004(2): 92.9%).
•	Strong improvement in International with a COR of 94.8% (H1 2004(2): 97.6%).

Progress made against key objectives
•	Profitable growth in targeted segments.
•	Major bancassurance agreement with FöreningsSparbanken in Sweden.
•	Operational improvement programme has delivered £214m of annualised expense savings.
•	Further derisking US business and strengthening US capital position; Nonstandard Auto sale announced in July.
•	Action taken to reduce UK defined benefit pension scheme deficit.

	6 Months	6 Months	Movement
	2005(5)	2004(2)

Net written premiums	£2,866m	£2,469m	+16%

Combined ratios
- Ongoing business(3)	92.0%	93.2%	1.2pts
- Overall	95.6%	100.6%	5.0pts

Operating result(1)	£329m	£184m	+79%
Profit after tax(1)	£195m	£82m	+138%

Operating earnings per share for Core Group(4)	6.5p	5.0p	+30%
Earnings per share - Basic	5.6p	2.1p	+167%

Interim dividend per ordinary share	1.69p	1.65p	+2.4%

Balance sheet
	30 June	31 December
	2005	2004(2)

Shareholders' funds	£2,418m	£2,321m	+4%
Net asset value per share (pre IAS 19)	98p	95p	+3%
Net asset value per share	79p	76p	+4%

Andy Haste, Group Chief Executive of Royal & Sun Alliance Insurance Group plc, commented:

“It has been a good first half of the year, with strong performances from our Core businesses and further progress in the US. We continue to deliver on our strategic objectives and the results demonstrate the underlying strength of the Group and its ability to achieve sustainable returns.”

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047
Mobile: +44 (0) 7834 005589	Mobile: +44 (0) 7834 005605

Andrew Wigg	Julius Duncan (Finsbury)
Tel: +44 (0) 20 7111 7138	Tel: +44 (0) 20 7251 3801
Mobile: +44 (0) 7834 944129	Mobile: +44 (0) 7970 407394

Important Disclaimer
This document contains forward looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward looking statements cover, among other matters, our strategy and operational objectives; financial results; restructuring plans, our expense savings, completion of disposals, losses related to the US financial enhancement products, reduction in the Group’s US exposures, impact of disposals on the Group’s financial position, capital and solvency requirements in the UK, regulatory position in the US, effect of litigation on the Company’s financial position, delays in claims notifications for asbestos and environmental claims and adverse claims development on long tail business and court judgments. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

(1)	For a reconciliation of operating result on a management basis to profit after tax see page 8.
(2)	All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32).
(3)	Ongoing business in 2004 includes UK, Scandinavia and International businesses with the exception of France and Financial Solutions, Inwards Reinsurance and DMI in the UK. Ongoing business in 2005 is as 2004 but also excludes Japan.
(4)	Operating earnings per share is calculated on the Core Group operating result after interest, related tax and minority interests in relation to the weighted average number of shares in the period (excluding those held in ESOP trusts).
(5)	The 2005 results are reviewed but unaudited.

Press Release	2

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CEO REVIEW

It has been a good six months for the Group, with strong performances from each of our Core businesses and further progress in the US. Net written premiums increased by £397m to £2.9bn, reflecting the recapture of the Munich Re quota share and profitable growth in Scandinavia, Canada, Latin America and MORE TH>N. The increase also included the benefit from a timing difference relating to the Munich Re portfolio transfer which reduced net written premiums in 2004 by £157m. Excluding the timing difference, underlying growth in net written premiums was 8% for the Core Group. The ongoing combined operating ratio (COR) is 92.0%, 1.2 points better than last year (H1 2004: 93.2%). The total COR for the Group is 95.6%, an improvement of five points on 2004 (100.6%). The operating result of £329m is up £145m (H1 2004: £184m). Profit after tax of £195m is £113m higher than 2004. This includes a £58m pre tax profit on disposal of our Japanese operation.

Business Performance

Combined Operating Ratios	H1 2005	H1 2004*	Improvement
	%	%	Points
UK Personal	96.0	96.0	–
UK Commercial	90.8	95.3	4.5

UK Total	92.5	95.3	2.8
Scandinavia	91.3	92.9	1.6
International	94.8	97.6	2.8

Core Group	92.8	94.7	1.9

Group	95.6	100.6	5.0

Ongoing	92.0	93.2	1.2

The Core Group (UK, Scandinavia and International) has again achieved strong sub 100 CORs, with almost a two point improvement on last year. These results have been delivered against the background of a mixed rating environment. They clearly demonstrate the strength of the portfolio and the continued benefits of management actions to improve underwriting and claims capabilities. The successful delivery of our operational improvement programme and our prudent reserving are clearly evident in the continuing emergence of current and prior year positive underwriting profits. These results have also been achieved while further strengthening reserves, which are now stronger than at both Q1 and the start of the year.

Underlying growth in net written premiums of 8% reflects our success in achieving profitable growth in target areas such as Canada, Latin America, Scandinavia and MORE TH>N. We are also building a pipeline for the future, with today’s announcement of our bancassurance agreement with FöreningsSparbanken in Sweden, and the recent acquisitions of the marine renewal rights from ING Canada and Topdanmark, which strengthens our position as number one in both Canada and Denmark.

We continue to make progress in derisking the US business. In July we announced the sale of our Nonstandard Auto business, subject to regulatory approval, for approximately $200m. The sale is in line with the disposal plans and timetable we outlined in March. The proceeds will be retained within the remaining US business, in accordance with the RBC plan approved in May by the US regulators. The disposal further reduces the Group’s US exposure, while providing additional capital support for the US operation. The overall capital benefit of the disposal will be approximately $230m, which increases the US statutory RBC ratio of the remaining US business from 1.9 at 30 June 2005 to 2.3 on a proforma basis. The profit on sale on an IFRS basis will be approximately $135m post tax. The US operation remains exposed to a number of risks and uncertainties, but we are confident that management actions will continue to reduce the Group’s exposure.

We have continued to strengthen the balance sheet through the actions taken to reduce our UK pension fund deficit. In July, we announced that UK employees had voted to change their existing final salary defined benefit pension schemes to schemes based on average career earnings. The changes, while providing additional security and certainty to UK pension scheme members, will also reduce the UK pension fund deficit by approximately £180m gross of tax (£126m net of tax). We have also replaced our current UK pension deficit funding programme with an accelerated plan, providing £60m net of tax a year for the next three years.

In addition in June, we announced the disposal of our non core Rothschilds holding which will generate a pre tax gain of approximately £60m and reduce the equity concentration in our investment portfolio. The sale of Nonstandard Auto, the actions taken to reduce the UK pension fund deficit and Rothschilds disposal will be recognised in the results for the second half of the year where they will be shown as one off gains outside the operating result.

Summary

These results demonstrate the Group is making good progress against the objectives set out earlier this year. Management has a clear strategy to drive the business forward, and we are seeing the benefits of maintaining a well balanced portfolio, with targeted risk selection, disciplined underwriting and good claims and expense management. The Group is delivering sustainable performance, with all Core businesses achieving strong returns.

Andy Haste, Group CEO, Royal & Sun Alliance Insurance Group plc

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

Press Release	3

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OPERATIONS REVIEW

Accounting Basis

We have successfully completed the transition from UK GAAP to the anticipated International Financial Reporting Standards (IFRS). Certain standards followed by the Group have yet to be endorsed by the European Union. The H1 2005 result and 2004 comparatives have been prepared in accordance with the new accounting policies which we intend to adopt in preparation of the annual financial statements. While this does not affect how the business is run, it involves changes to the balance sheet and the structure of the income statement. The 2004 operating result has also been adjusted to reflect the reclassification of our life businesses, which is now reported as a discontinued operation.

Operating Result

The Group has achieved strong results for the half year. Management actions have continued to drive sustainable profitable performances in what is a relatively stable ratings environment but mixed by geography and business line. The results have been driven through targeted growth, strong business retention and continuing improvement in underwriting, claims and expense management. The Core Group underwriting result for the half year was £131m (H1 2004*: £92m) and comprises £73m for the current year and £58m for the prior year. The operating result for the half year was a profit of £329m (H1 2004: £184m). The Group’s ongoing businesses achieved a COR of 92.0%, an improvement of 1.2 points on last year (H1 2004: 93.2%).

The table below presents the key financials analysed between the Core Group (UK, Scandinavia and International) and the US operation:

	Core Group		US		Group
	H1 2005	H1 2004*	H1 2005	H1 2004*	H1 2005	H1 2004*
Insurance result (£m)	417	330	(24)	(102)	393	228
Operating result (£m)	363	283	(34)	(99)	329	184
Profit after tax (£m)	249	206	(54)	(124)	195	82
Shareholders' funds (£bn)	2.0	1.9	0.4	0.7	2.4	2.6
Operating EPS (pence)	6.5	5.0	–	–	–	–
Basic EPS (pence)	–	–	–	–	5.6	2.1

Core Group

UK
The UK produced strong operating results with an overall combined ratio of 92.5% (H1 2004: 95.3%). The underwriting profit was £79m, an improvement of over 60% on the same period last year (H1 2004: £49m). Net written premiums were £1.4bn, up 5% on prior year (H1 2004: £1.3bn), with UK Personal growth of 6% in the first six months and UK Commercial growth of 5%.

The operational improvement programme is continuing to deliver results. In July we launched our new integrated UK policy administration system, which over the next two years will replace a large number of our legacy systems. We have also reduced the number of claims sites by more than half over the last twelve months, speeding up the claims process and significantly reducing loss costs.

Commercial
Net written premiums were £931m, up £43m on 2004. UK Commercial delivered a COR of 90.8%, an improvement of 4.5 points on half year 2004. Commercial property delivered a COR of 87.9%, and commercial motor improved by ten points to 84.5%. Commercial casualty achieved a COR of 98.6%, an improvement of over five points on 2004. The underwriting profit was £65m, an increase of £27m on 2004, reflecting actions taken to enhance claims handling and improved business retention across all core segments.

We continue to target new business opportunities and achieved around £120m of profitable new business in the first six months of the year. The commercial market remains mixed, but we have maintained underwriting discipline and are focused on achieving technical price.

Personal
Net written premiums for UK Personal were £430m, up £25m on prior year. The underwriting profit of £14m (H1 2004: £11m) was driven by a strong household performance and improved claims discipline. The COR of 96.0% for the half year was in line with 2004.

MORE TH>N achieved a COR of 94.9% (H1 2004: 96.7%), reflecting its continued profitability and growth. Web sales now account for 46% of MORE TH>N motor new business sales, following improvements made to our web proposition and increasing customer confidence in buying insurance online. We continue to expand our Indian operations and now have 475 people based in India. Through these actions MORE TH>N’s expense ratio for the half year has reduced to 25.1%, and we remain confident of achieving our target of a sub 25% expense ratio by the end of 2005.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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Scandinavia
In Scandinavia, net written premiums were £790m, an improvement of 12% compared to 2004 (£704m). The underwriting result improved by £6m to £34m. These strong results reflect management actions taken to improve claims handling, further expense reductions and the benefits of the low cost operating platform. The COR of 91.3% was an improvement of 1.6 points on half year 2004.

Commercial net written premiums were £410m, up 15% on 2004, and the COR improved by over three points to 84.4. Sweden delivered 4% growth in net written premiums and achieved a COR of 80.1%. In Denmark, the COR improved by almost 6 points to 86.4% and customer retention by over 2.5 points.

In Personal, the COR of 97.6% was broadly in line with 2004. Net written premiums increased by £33m to £380m, with Sweden up 9% and Denmark up 12%. We have entered a major bancassurance agreement with FöreningsSparbanken in Sweden, one of the largest Nordic banking groups. This will provide access to over four million potential customers. In Denmark we now have agreements with 66 local banks as part of our bancassurance distribution strategy. We are also continuing to strengthen our number one position in Latvia and Lithuania, through reduced operating costs, dynamic pricing and sales force development. Net written premiums have increased by 10% in Latvia and by 22% in Lithuania.

International
International net written premiums were £629m, up 9% on prior year (H1 2004: £577m). The underwriting result was £32m, almost double prior year (H1 2004: £17m). The COR for the year to date was 94.8% compared to 97.6% in 2004. All regions delivered a sub 100 COR performance, despite an unusual number of large losses in Latin America and Italy in the first half of the year.

In Canada the COR of 94.3% was an improvement of over four points on 2004. The underwriting profit was £15m (H1 2004: £5m), reflecting the continued delivery of the operational improvement programme. Net written premiums were £259m, an increase of £34m on prior year.

We continue to drive organic growth while targeting selective bolt on acquisitions throughout the region. We successfully acquired the ING marine book, further strengthening our leading position within the marine market. We have also strengthened our business with 61 new broker appointments this year. Within Personal, our direct business Johnson continues to achieve good growth and now accounts for over half of our Canadian personal customer base.

Latin America had a strong half year, with a COR of 94.5%, an improvement of 1.4 points on half year 2004. Net written premiums were £108m, up 35% on prior year. Europe achieved a COR of 98.1% (H1 2004: 99.0%) despite a number of large claims in Italy.

In China we have expanded our distribution network, which now includes agreements with four major corporate partners, including ICBC, the country’s largest commercial bank.

US
We have made good progress in stabilising the US business and reducing the Group’s exposure. In the first six months we’ve collected $590m of reinsurance, and reduced open claims by a further 22%; since the end of 2003 open claims have reduced by over 60,000. As a result of these actions, net claims reserves as at 30 June are down by almost $700m since the start of the year to $4.0bn. We have also continued to drive down expenses, reducing headcount by a further 18%, and shutting down a further 38 operating systems, taking us to 95% of our 2006 target.

In July we announced the sale of Nonstandard Auto, subject to regulatory approval, for approximately $200m. The proceeds of the sale will be used to provide additional capital support for the remaining US business, in line with the plan approved by the US regulators in May. The sale will generate a post tax gain on disposal on a US statutory basis of around $155m, and increases the RBC ratio, from 1.9 as at 30 June 2005, to 2.3 on a proforma basis. The post tax gain on disposal under IFRS is around $135m. Our overall exposure to the US business is reducing, but risk has not been removed in its entirety. We continue to work to resolve the challenges remaining in the US.

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Investment Result

The investment result of £335m was up £54m on the same period in 2004 and includes investment income of £300m, up £39m on prior year. The increase primarily reflects the return on the proceeds arising from the disposal of the life businesses, the debt issue in the second half of 2004 and a 0.2% improvement in the average yield on the portfolio to 4%. Realised gains increased by £37m in the quarter to £67m, which primarily reflects the realisation of a gain on a property relating to an exited business.

The fixed interest portfolio continues to be concentrated on high quality short dated bonds. Holdings of bonds rated AA or above stood at over 82% of total bond exposure while holdings in non investment grade bonds represented less than 1%.

As at 30 June 2005 unrealised gains in the balance sheet were £649m (31 March 2005: £473m).

	6 Months	6 Months
	2005	2004*
	Investment	Investment
	result	result
	£m	£m

Land & buildings	7	9
Equities	31	31
Bonds	217	145
Cash and cash equivalents	35	34
Other	10	42

Investment income	300	261

Realised gains	67	57
Unrealised gains, impairment and foreign exchange	(6)	(7)
Unwind of discount	(26)	(30)

Investment result	335	281

Other Activities Result

The analysis of the other activities result is as follows:

	6 Months	6 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Non-insurance activities	–	(2)	1
Non-insurance derivatives	–	20	75
Associates	2	10	12
Central expenses	(41)	(41)	(86)
Investment expenses & charges	(25)	(31)	(58)

Other activities	(64)	(44)	(56)

The result from other activities for the first six months was a loss of £64m (H1 2004: (£44m)). The increase reflects lower associate income following the sale of Mutual & Federal (South Africa) in Q2 2004, which in H1 2004 delivered an £8m profit, while the 2004 result also included a £20m positive contribution from the movement in the non-insurance derivatives under IAS 39; the net impact in 2005 is zero. Central expenses of £41m include costs associated with regulatory projects. In the first half of the year this was £8m.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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RATING MOVEMENTS

Rate movements achieved for risks renewing in June 2005 versus comparable risks renewing in June 2004 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	5	3	(5)	(6)	(4)
Canada	(5)	1	(4)	1	(5)
Scandinavia	7	6	2	5	(2)

MANAGEMENT BASIS OF REPORTING

The following analysis on pages 8 to 18 has been prepared on a non statutory basis as management believe that this is the most appropriate method of assessing the financial performance of the Group. Financial information on a statutory basis is included on pages 25 to 36.

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CONSOLIDATED INCOME STATEMENT

MANAGEMENT BASIS

	6 Months	6 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Net written premiums	2,866	2,469	5,082

Underwriting result	58	(53)	(277)

Investment income	300	261	551
Realised gains	67	57	113
Unrealised gains/(losses), impairments and foreign exchange	(6)	(7)	(2)
Unwind of discount	(26)	(30)	(71)
Investment result	335	281	591

Insurance result	393	228	314

Other activities	(64)	(44)	(56)

Operating result	329	184	258

Total interest costs	(53)	(50)	(89)
Amortisation	(8)	(11)	(22)
Reorganisation costs	(32)	(40)	(118)
Profit/(loss) on disposals	60	(23)	(109)
Discontinued life	–	87	104

Profit before tax	296	147	24
Taxation	(101)	(65)	(114)

Profit/(loss) after tax	195	82	(90)

Earnings per share attributable to the ordinary shareholders of the Company during the period

Basic	5.6p	2.1p	(5.0)p
Diluted	5.6p	2.1p	(5.0)p

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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SUMMARY CONSOLIDATED BALANCE SHEET

MANAGEMENT BASIS

	30 June	30 June	31 December
	2005	2004*	2004*
	£m	£m	£m
Assets
Goodwill and intangible assets	364	269	290
Property, plant and equipment	395	421	450
Investment property	420	402	417
Investment in associated undertakings	28	29	29
Equity securities	1,552	1,616	1,657
Debt and fixed income securities	11,209	9,050	11,158
Other	373	258	320
Total investments	13,582	11,355	13,581
Reinsurers' share of technical provisions	4,371	5,108	4,424
Insurance and reinsurance debtors	2,638	2,827	2,684
Other debtors and other assets	1,353	2,079	1,314
Cash and cash equivalents	1,558	2,453	1,886

	24,261	24,512	24,609
Non current assets and disposal groups held for sale**	322	29,760	81

Total assets	24,583	54,272	24,690

Equity and reserves and liabilities

Equity and reserves
Shareholders' funds	2,418	2,613	2,321
Equity minority interests in subsidiary undertakings	376	336	368

Total equity and reserves	2,794	2,949	2,689
Dated loan capital	1,053	729	1,051

Total equity, reserves and dated loan capital	3,847	3,678	3,740

Liabilities (excluding dated loan capital)
Insurance contract liabilities	17,012	18,091	17,273
Insurance and reinsurance liabilities	534	888	778
Borrowings	296	402	348
Provisions and other liabilities	2,742	2,723	2,474

	20,584	22,104	20,873
Liabilities of disposal groups held for sale**	152	28,490	77

Total liabilities (excluding dated loan capital)	20,736	50,594	20,950

Total equity, reserves and liabilities	24,583	54,272	24,690

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)
**Non current assets and assets and liabilities of disposal groups held for sale relate to our Rothschilds holding, Nonstandard Auto and an associate in Thailand

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MOVEMENT IN NET ASSETS

	Total	Minority	Dated Loan	Net Assets
	Shareholders'	Interest	Capital
	Funds
	£m	£m	£m	£m
Restated opening balance*	2,321	368	1,051	3,740

Profit after tax	167	28	–	195
Exchange gains/(losses)	16	(14)	2	4
Fair value gains net of tax	65	3	–	68
Pension fund actuarial losses net of tax	1	–	–	1
Deficit funding	(70)	–	–	(70)
New share issue	5	–	–	5
Share options	4	–	–	4
Ordinary dividend	(86)	(9)	–	(95)
Preference dividend	(5)	–	–	(5)

Closing balance	2,418	376	1,053	3,847

Pension Fund Deficit

The table below provides a reconciliation of the Group pension fund deficit from the 31 December 2004 to 30 June 2005. We have also shown the proforma movements on the UK deficit following the recent announcement of the changes to the UK scheme design and an estimate of the impact of market movements since 30 June.

Core Group

	UK	Other	US	Total
	£m	£m	£m	£m
Pension fund as at 31 December 2004	(370)	(23)	(151)	(544)
Market movement, exchange and other	(51)	(3)	(10)	(64)
Deficit funding	60	–	10	70

As at 30 June 2005	(361)	(26)	(151)	(538)

Scheme design	126
Market movement post 30 June 2005	90

Proforma deficit	(145)

Regulatory Capital Position

The primary proforma regulatory capital positions for the Group are set out below:

As at	30 June	30 June	31 December
	2005	2005	2004
	Requirement	Surplus	Surplus
	£bn	£bn	£bn

IGD (Group)	1.6	0.7	0.6

Solvency 1 (RSAI plc)	1.6	1.4	1.3

The proforma Insurance Groups Directive surplus of £0.7bn at 30 June 2005 is unchanged from 31 March 2005.

In addition to managing its regulatory capital positions, the Group continues to develop its ICA model. This will provide the Group with a more sophisticated risk based approach in determining the amount of capital needed, based upon a detailed analysis of the Group’s underlying risks. The Group has submitted its updated ICA assessment to the FSA and discussions with them are ongoing. The FSA have indicated that, in line with other insurers, it will be a number of months before they finalise their review. The progress and outcome of these discussions are confidential.

In addition to determining the Group’s overall capital requirement, output from the ICA model will be integrated within the business processes and used to enhance the basis for allocating capital and pricing risk.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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Net Asset Value per Share

The net asset value per share, pre IAS 19, is 98p and post IAS 19 is 79p (31 March 2005; pre IAS 19 is 96p and post IAS 19 is 79p). At 5 August 2005 the net asset value per share, pre IAS 19, was estimated at 97p. The net asset value per share pre IAS 19 for 30 June is based on total shareholders’ funds of £2,418m, with a £538m adjustment for the pension deficit, and £125m for preference shares. The adjusted value is expressed in relation to the number of shares in issue at the half year excluding those held in the ESOP trusts (2,893,720,103).

Operating EPS for Core Group

The operating earnings per share for the Core Group at 30 June 2005 is 6.5p compared with 5.0p at 30 June 2004. Operating earnings per share is calculated on the Core Group operating result of £188m, after interest, related tax (£83m), preference dividend and minority interests (£34m), in relation to the weighted average number of shares for the period excluding those held in ESOP trusts (2,895,447,511).

Dividend

The directors have declared an interim ordinary dividend of 1.69p per share. The interim dividend will be payable on 30 November 2005 to shareholders on the register at the close of business on 19 August 2005. Shareholders will be offered a SCRIP dividend alternative. SCRIP dividend mandates need to be received by Lloyds TSB Registrars before 1 November 2005. The second preference share dividend for 2005 will be payable on 3 October 2005 to holders of such shares on the register at the close of business on 2 September 2005.

FURTHER INFORMATION

The full text of the above is available to the public at 1 Leadenhall Street, London EC3V 1PP. The text is also available on line at www.royalsunalliance.com. A live audiocast of the conference call, including the question and answer session, will be broadcast on the website at 10.30am today and an indexed version will be available shortly after the close of the meeting. Copies of the slides presented during the conference call are available on the website.

The third quarter results 2005 will be announced on 10 November 2005.

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CONSOLIDATED INCOME STATEMENT ANALYSED BETWEEN CORE GROUP AND US OPERATION

	Core	US	Group	Core	US	Group
	Group			Group
	£m	£m	£m	£m	£m	£m

Net written premiums	2,786	80	2,866	2,424	45	2,469

Underwriting result	131	(73)	58	92	(145)	(53)

Investment income	244	56	300	210	51	261
Realised gains	64	3	67	54	3	57
Unrealised gains/(losses), impairments & foreign exchange	(6)	–	(6)	(5)	(2)	(7)
Unwind of discount	(16)	(10)	(26)	(21)	(9)	(30)
Investment result	286	49	335	238	43	281

Insurance result	417	(24)	393	330	(102)	228

Other activities	(54)	(10)	(64)	(47)	3	(44)

Operating result	363	(34)	329	283	(99)	184

Total interest costs	(53)	–	(53)	(50)	–	(50)
Amortisation	(5)	(3)	(8)	(7)	(4)	(11)
Reorganisation costs	(16)	(16)	(32)	(20)	(20)	(40)
Profit/(loss) on disposals	60	–	60	(22)	(1)	(23)
Discontinued life	–	–	–	87	–	87

Profit/(loss) before tax	349	(53)	296	271	(124)	147
Taxation	(100)	(1)	(101)	(65)	–	(65)

Profit/(loss) after tax	249	(54)	195	206	(124)	82

SUMMARY CASHFLOW STATEMENT

	6 Months 2005			6 Months 2004*
	Core	US	Group	Core	US	Group
	Group			Group
	£m	£m	£m	£m	£m	£m
Net cashflows from operating activities	399	(496)	(97)	179	(261)	(82)
Net cashflows from financing activities	(143)	14	(129)	(267)	165	(102)

Net cashflows from operating activities after financing activities	256	(482)	(226)	(88)	(96)	(184)
Net cashflows from investing activities	(329)	268	(61)	294	(804)	(510)

Net (decrease)/increase in cash and cash equivalents	(73)	(214)	(287)	206	(900)	(694)

Cash and cash equivalents at the beginning of the period	1,523	341	1,864	2,644	1,609	4,253
Effect of exchange rate changes on cash and cash equivalents	10	16	26	(46)	(16)	(62)

Cash and cash equivalents at the end of the period	1,460	143	1,603	2,804	693	3,497

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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REGIONAL ANALYSIS OF GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums
	2005	2004*
	£m	£m
United Kingdom	1,361	1,293
Scandinavia	790	704
International	629	577
Group Re	6	7

Core Group	2,786	2,581
United States	80	45

	2,866	2,626
Less: Quota Share Portfolio Transfer	–	(157)

Total Group	2,866	2,469

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m
United Kingdom	79	49	159	136	238	185
Scandinavia	34	28	58	45	92	73
International	32	17	69	57	101	74
Group Re	(14)	(2)	–	–	(14)	(2)

Core Group	131	92	286	238	417	330
United States	(73)	(145)	49	43	(24)	(102)

Total Group	58	(53)	335	281	393	228

			Operating Ratio
		2005			2004*
	Claims	Expenses	Combined	Claims	Expenses	Combined
	%	%	%	%	%	%
United Kingdom	61.4	31.1	92.5	65.7	29.6	95.3
Scandinavia	74.6	16.7	91.3	75.9	17.0	92.9
International	62.6	32.2	94.8	64.5	33.1	97.6

Core Group	65.5	27.3	92.8	67.8	26.9	94.7
United States	111.8	68.0	179.8	96.2	112.6	208.8

Total Group	67.2	28.4	95.6	71.3	29.3	100.6

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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REGIONAL ANALYSIS OF GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Underwriting Result			Operating Ratio
	Current Year	Prior Year	Total	Current Year	Total
	£m	£m	£m	%	%
United Kingdom	29	50	79	96.5	92.5
Scandinavia	27	7	34	92.3	91.3
International	17	15	32	97.5	94.8
Group Re	–	(14)	(14)	–	–

Core Group	73	58	131	95.6	92.8

REGIONAL ANALYSIS OF ONGOING GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

			Operating Ratio
		2005			2004*
	Claims	Expenses	Combined	Claims	Expenses	Combined
	%	%	%	%	%	%
United Kingdom	60.3	30.8	91.1	63.7	28.8	92.5
Scandinavia	74.6	16.7	91.3	75.9	17.0	92.9
International	63.0	31.9	94.9	64.1	32.3	96.4

Ongoing	65.0	27.0	92.0	66.8	26.4	93.2
Discontinued	155.3	99.8	255.1	83.3	(43.7)	39.6

Core Group	65.5	27.3	92.8	67.8	26.9	94.7
United States **	111.8	68.0	179.8	96.2	112.6	208.8

Total Group	67.2	28.4	95.6	71.3	29.3	100.6

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)
**The comparative has been restated to reflect the Nonstandard Auto business in the US as discontinuing

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UNITED KINGDOM GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Household	194	191	21	18	92.2	96.6
Motor	215	201	(7)	(5)	101.7	101.3
Other	21	13	–	(2)	92.9	109.6

Total UK Personal	430	405	14	11	96.0	96.0

Commercial
Property	377	413	48	69	87.9	81.2
Casualty	162	166	3	(6)	98.6	103.7
Motor	315	250	30	13	84.5	94.5
Other	77	59	(16)	(38)	119.1	154.0

Total UK Commercial	931	888	65	38	90.8	95.3

Total UK	1,361	1,293	79	49	92.5	95.3

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m
Personal	14	11	40	36	54	47
Commercial	65	38	119	100	184	138

Total UK	79	49	159	136	238	185

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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SCANDINAVIAN GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Denmark	128	114	3	4	93.1	92.3
Sweden	224	206	(1)	(3)	99.5	101.4
Other	28	27	–	1	93.1	87.3

Total Personal	380	347	2	2	97.6	97.8

Commercial
Denmark	205	161	13	6	86.4	92.1
Sweden	186	179	21	19	80.1	82.7
Other	19	17	(2)	1	108.3	94.3

Total Commercial	410	357	32	26	84.4	87.6

Total
Denmark	333	275	16	10	89.0	92.2
Sweden	410	385	20	16	91.8	93.6
Other	47	44	(2)	2	99.6	90.0

Total Scandinavia	790	704	34	28	91.3	92.9

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m
Personal	2	2	33	25	35	27
Commercial	32	26	25	20	57	46

Total Scandinavia	34	28	58	45	92	73

Denmark	16	10	21	17	37	27
Sweden	20	16	35	27	55	43
Other	(2)	2	2	1	–	3

Total Scandinavia	34	28	58	45	92	73

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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INTERNATIONAL GENERAL INSURANCE OPERATIONS

SIX MONTHS TO 30 JUNE

	Net Written Premiums		Underwriting Result		Operating Ratio
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	%	%
Personal
Canada	190	166	10	4	94.6	98.3
Europe	119	111	5	2	96.0	98.2
LAC	51	37	1	1	97.2	98.7
Asia & Middle East	19	30	3	4	84.4	87.1

Total Personal	379	344	19	11	95.0	97.7

Commercial
Canada	69	59	5	1	91.9	97.5
Europe	81	85	–	(1)	101.3	100.0
LAC	57	43	4	5	92.4	94.9
Asia & Middle East	43	46	4	1	85.0	96.5

Total Commercial	250	233	13	6	94.1	97.4

Total
Canada	259	225	15	5	94.3	98.6
Europe	200	196	5	1	98.1	99.0
LAC	108	80	5	6	94.5	95.9
Asia & Middle East	62	76	7	5	84.3	92.0

Total International	629	577	32	17	94.8	97.6

	Underwriting Result		Investment Result		Insurance Result
	2005	2004*	2005	2004*	2005	2004*
	£m	£m	£m	£m	£m	£m
Personal	19	11	33	27	52	38
Commercial	13	6	36	30	49	36

Total International	32	17	69	57	101	74

Canada	15	5	39	32	54	37
Europe	5	1	22	18	27	19
LAC	5	6	3	3	8	9
Asia & Middle East	7	5	5	4	12	9

Total International	32	17	69	57	101	74

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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INVESTMENT RESULT BY REGION

Investment Result	UK	Scandinavia	International	Core	US	Group
	£m	£m	£m	£m	£m	£m

Regional investment income	136	52	56	244	56	300
Realised gains	36	13	15	64	3	67
Unrealised gains/(losses), impairments and foreign exchange	(3)	(1)	(2)	(6)	–	(6)
Unwind of discount	(10)	(6)	–	(16)	(10)	(26)

Investment result	159	58	69	286	49	335

The investment result is reported on an actual basis for the Core Group and US operation. For the Core Group, the investment income is then allocated to the regions based on technical reserves, working capital and the local regulatory capital requirements. Realised gains, unrealised gains and impairment losses are allocated with reference to the above amounts. The unwind of discount is attributed on an actual basis.

ASBESTOS RESERVES

The technical provisions include £1,020m for asbestos in the UK and US. These provisions can be analysed by where the risks were written and by survival ratio. Survival ratio is an industry standard measure of a company’s reserves expressing recent year claims payments or notifications as a percentage of liabilities.

The following table outlines the asbestos provisions as at 30 June 2005 analysed by risk and survival ratio:

As at 30 June 2005	Total	UK risks written	US risks written	US risks written
Provisions		in UK	in UK	in US
	£m	£m	£m	£m
Net of reinsurance	1,020	583	127	310
Net of discount	583	305	84	194
Survival ratios – On payments
(Gross of discount)
One year	20	31	12	14
Three year average	25	39	21	15
Survival ratios – On notifications
(Gross of discount)
One year	19	26	54	11
Three year average	19	26	27	12

EXCHANGE RATES

£/local currency	6 Months 2005		6 Months 2004		12 Months 2004
	Average	Closing	Average	Closing	Average	Closing

US Dollar	1.87	1.79	1.82	1.81	1.83	1.92
Canadian Dollar	2.31	2.20	2.44	2.43	2.38	2.30
Danish Kroner	10.86	11.03	11.05	11.08	10.96	10.51

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction
One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the insurance liabilities of the company.

The insurance liabilities include the provision for unearned premiums and unexpired risks and the provision for outstanding claims. Unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. Outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques
In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, legislative changes, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to close scrutiny both within our business units and at Group Corporate Centre. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

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The pension assets and pension and post retirement liabilities are calculated in accordance with International Accounting Standard 19 (IAS19). The assets, liabilities, and income statement charge, calculated in accordance with IAS19, are sensitive to the assumptions made, including inflation, interest rate, investment return and mortality.

Uncertainties and contingencies
The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainty as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of insurance liabilities is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain. Currently we analyse our underwriting results between current and prior accident years each quarter and annually we will publish loss development tables starting with the 2005 year end.

The Group evaluates the concentration of exposures to individual and cumulative insurance risk and establishes its reinsurance policy to reduce such exposure to levels acceptable to the Group.

Asbestos and environmental claims
The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later (for example, cases of mesothelioma can have a latent period of up to 40 years);
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos.

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Added to this, there is also the possibility of federal legislation that would address asbestos related problems. Senate Bill 852, an amended version of Senate Bill 2290 (Fairness in Asbestos Injury Resolution or ‘FAIR’ Act), was introduced in April 2005 by Senate Judiciary Committee Chair Arlen Specter. The amended bill includes establishing a privately financed trust fund to provide payments to individuals with asbestos related illnesses and removal of asbestos claims from the tort litigation system for the duration of the fund. The proposed bill would remove pending and future cases from the judicial system and place these cases and claims into a no fault trust fund to be administered by the US Department of Labor. It would establish medical criteria to ensure that only people who showed signs of asbestos related illnesses would be entitled to payments from the trust.

Prospects for the passage of some form of asbestos reform are higher than they have been in recent years but there are concerns that the bill contains several loopholes which would allow cases to revert to the tort system at various points of the trust fund’s life. This would undermine the certainty and finality that insurers and manufacturers/defendants seek.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come. One such approach received during 2004 from General Motors Corporation is now the subject of ongoing litigation.

Representations and warranties
In the course of disposal of businesses the Group provides representations and warranties to counterparties in contracts in connection with various transactions and may also provide indemnifications that protect the counterparties to the contracts in the event that certain liabilities arise (covering such matters as tax, property, environmental issues, etc). While such representations, warranties and indemnities are essential components of many contractual relationships, they do not represent the underlying purpose for the transaction. These clauses are customary in such contracts and may from time to time lead to us receiving claims from counterparties.

Financial enhancement products
In the UK, US and Korea the Group has exposures to financial enhancement products, which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products
Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of financial enhancement product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts. These products are no longer written.

On the adoption of IFRS a number of these CDO contracts were reclassified from insurance to derivative contracts and marked to their fair value. The fair value of these contracts at 31 December 2004 was a liability of $188m. During the first quarter 2005 we terminated a number of these contracts for a net pre tax gain of $7m. The fair value of the remaining two contracts was a liability of $165m at 30 June 2005, representing a $8m increase since 31 December 2004.

At 31 March 2005 there was one remaining CDO accounted for as an insurance contract. The ultimate loss estimate for this CDO was $44m at 31 March 2005 against which we held specific provisions of $21m. During the first quarter we settled this exposure for a cost of $18m.

As a result of all these actions the maximum gross CDO exposure has reduced by $437m from $681m at the 2004 year end to the current $244m.

Litigation, mediation and arbitration
The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration, and regulatory and other sectoral inquiries in the normal course of its business. The directors do not believe that any current mediation, arbitration, regulatory or sectoral inquiries and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration, regulatory inquiries and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

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Reinsurance
The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers. The Group is also exposed to the credit risk assumed in fronting arrangements. In selecting the reinsurers with whom we do business our strategy is to seek reinsurers with the best combination of credit rating, price and capacity. We publish internally a list of authorised reinsurers who pass our selection process and which our operations may use for new transactions.

The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Changes in foreign exchange rates may impact our results
We publish our consolidated financial statements in pounds sterling. Therefore, fluctuations in exchange rates used to translate other currencies, particularly other European currencies and the US dollar, into pounds sterling will impact our reported consolidated financial condition, results of operations and cash flows from period to period. These fluctuations in exchange rates will also impact the pound sterling value of our investments and the return on our investments.

Income and expenses for each income statement item are translated at average exchange rates. Balance sheet assets and liabilities are translated at the closing exchange rates at the balance sheet date.

Investment risk
The Group is exposed to credit risk on its invested assets. Credit risk includes the non performance of contractual payment obligations on invested assets and adverse changes in the credit worthiness of invested assets including exposures to issuers or counterparties for bonds, equities, deposits and derivatives. Our insurance investment portfolios are concentrated in listed securities. We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest rates, foreign exchange rates and equity markets. We have strict controls over the use of derivative instruments.

Rating agencies
The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment
The regulatory environment is subject to significant change in many of the jurisdictions in which we operate. We continue to monitor the developments and react accordingly. In the UK, the Financial Services Authority (FSA) has brought into force its Integrated Prudential Sourcebook (PRU) in relation to insurers. This contains prudential rules and guidance for insurers implementing a range of capital measures, including the EU Insurance Groups Directive (IGD) as amended by the Financial Groups Directive, the Enhanced Capital Requirement (ECR) and the Individual Capital Assessment (ICA). Whilst the introduction of PRU has removed considerable uncertainty for determining the solvency requirements of UK insurance companies and groups, the Group is still anticipating further capital developments in 2005 through to 2007, in particular reaching agreement with the FSA on its ICA. Inevitably, until agreement is reached, there will be uncertainty as to the implications for Group solvency and the impact could materially change our solvency requirements. The directors are confident that the Group will continue to meet all future regulatory capital requirements.

World Trade Center
The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £280m net of reinsurance. This was an unprecedented event, which still has unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. The final cost may be different from the current estimate due to the uncertainty associated with ongoing appeals and the valuation and allocation process which is currently underway in respect of the Twin Towers complex. Appraisal hearings are scheduled to continue until July 2006. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

Student Finance Corporation
In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 30 June 2005, the loan portfolio had a face value of approximately $501m. In mid July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of alleged fraud, misrepresentation and cover up by various parties, which among other things concealed the default rate of the loans. Since Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suits is uncertain.

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The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions included Wells Fargo Bank Minnesota, NA (‘Wells Fargo’), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and Wilmington Trust, which provided interim financing prior to securitisation. These actions are all pending in US District Court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. The Court granted summary judgement to MBIA and Wells Fargo on 30 September 2003 and to Wilmington Trust on 26 March 2004. Royal Indemnity appealed each of these judgements; oral arguments on the appeal were heard on 19 January 2005 and the parties await judgement.

Calculated through 30 June 2005, the total amount awarded by the foregoing summary judgements was approximately $396m consisting of $381m to MBIA and Wells Fargo and $15m to Wilmington Trust. In April 2005 PNC Bank, one of the plaintiffs in the Delaware actions, agreed to discontinue its part of the legal action following an agreed settlement.

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity is actively pursuing recovery actions against certain trucking school entities and professional advisers. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

US Restructuring
Our US restructuring plans are complex and are subject to particular risks. Although we have reduced the number of lead regulatory states, our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. We have been engaged in constructive dialogue on our restructuring plans with the US regulators in a number of jurisdictions applying differing insurance regulations and in May 2005 were advised by the domiciliary states that our RBC plans had been approved.

Year end US filings were submitted showing a consolidated US regulatory capital and surplus position at 31 December 2004 of $1,018m, which is at approximately 1.8 times the NAIC ratio. The consolidated US regulatory capital and surplus position at 30 June 2005 is $905m, which is estimated to be 1.9 times the NAIC ratio (representing a shortfall of $21m to the 2 times NAIC requirement). In July 2005 we announced the disposal of our Nonstandard Auto business subject to regulatory and other conditions. The net proceeds will be retained within the remaining US business and the disposal further reduces the Group’s exposures in the United States, while providing the US business with additional capital support. The overall capital benefit of the disposal will increase the NAIC ratio of the remaining US businesses from 1.9 at 30 June 2005 to 2.3 on a proforma basis.

Our objective is to reduce or eliminate the Group’s exposures in the United States and we continue to review all options for our US business.

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Statutory Information

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CONDENSED INCOME STATEMENT

STATUTORY BASIS

	30 June		30 June		31 December
	2005		2004*		2004*
	£m		£m		£m
Continuing operations

Net written premiums	2,866		2,469		5,082

Income
Net earned premiums	2,712		3,026		5,746
Net investment return	335		275		585
Other operating income	52		57		141
Total income	3,099		3,358		6,472
Expenses
Net claims and benefits	(1,823)		(2,162)		(4,261)
Underwriting and policy acquisition costs	(877)		(948)		(1,816)
Other operating expenses	(112)		(125)		(291)
Total expenses	(2,812)		(3,235)		(6,368)

Profit on operating activities	287		123		104

Finance costs	(53)		(50)		(89)
Profit/(loss) on disposals	2		(6)		(2)
Net share of profit after tax of associates	2		7		8

Profit before tax on continuing operations	238		74		21
Income tax expense	(88)		(52)		(84)

Profit/(loss) for the period from continuing operations	150		22		(63)

Discontinued operations
Profit/(loss) for the period from discontinued operations	45		60		(27)

Profit/(loss) for the period	195		82		(90)

Attributable to:
Equity holders of the Company	167		64		(135)
Minority interests	28		18		45

Profit/(loss) for the period	195		82		(90)

Earnings/(losses) per share attributable to the ordinary shareholders of the Company during the period

Basic	5.6	p	2.1	p	(5.0	)p
Diluted	5.6	p	2.1	p	(5.0	)p

Earnings/(losses) per share attributable to the ordinary shareholders of the Company during the period from continuing operations

Basic	4.0	p	0.0	p	(4.1	)p
Diluted	4.0	p	0.0	p	(4.1	)p

Discontinued operations for the six months to 30 June 2004 and year to 31 December 2004 relate to life businesses. Discontinued operations for the six months to 30 June 2005 relate to the Japanese business.

The attached notes are an integral part of these interim consolidated financial statements.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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SUMMARY CONSOLIDATED BALANCE SHEET

STATUTORY BASIS

	30 June	30 June	31 December
	2005	2004*	2004*
	£m	£m	£m
ASSETS
Goodwill and intangible assets	364	269	290
Property, plant and equipment	395	421	450
Investment property	420	402	417
Investments in associates/subsidiaries	28	29	29
Financial assets
Equity Securities	1,552	1,616	1,657
Debt & Fixed Income Securities	11,209	9,050	11,158
Other	401	386	350
Total financial assets	13,162	11,052	13,165
Reinsurers share of technical provisions	4,371	5,108	4,424
Insurance and reinsurance debtors	2,638	2,827	2,684
Deferred acquisition costs	464	506	487
Other debtors and other assets	861	1,445	797
Cash and cash equivalents	1,558	2,453	1,866

	24,261	24,512	24,609
Non current assets and disposal groups held for sale	322	29,760	81

Total assets	24,583	54,272	24,690

EQUITY, RESERVES AND LIABILITIES

Equity and reserves
Share capital	1,667	1,645	1,662
Reserves	751	968	659

Shareholders' funds	2,418	2,613	2,321
Equity minority interests in subsidiary undertakings	376	336	368

Total equity and reserves	2,794	2,949	2,689

Liabilities
Financial liabilities
Dated loan capital	1,053	729	1,051
Borrowings	296	402	348
Other	128	229	125
Total financial liabilities	1,477	1,360	1,524
Insurance contract liabilities	17,012	18,091	17,273
Insurance and reinsurance liabilities	534	888	778
Provisions and other liabilities	2,614	2,494	2,349

	21,637	22,833	21,924
Liabilities of disposal groups held for sale	152	28,490	77

Total liabilities	21,789	51,323	22,001

Total equity and liabilities	24,583	54,272	24,690

The attached notes are an integral part of these interim consolidated financial statements.

These consolidated interim condensed financial statements have been approved for issue by the Board of Directors on 10 August 2005.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32)

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SUMMARY STATEMENT OF RECOGNISED INCOME AND EXPENSE

	6 Months	6 Months	12 Months
	2005	2004*	2004*
	£m	£m	£m

Profit/(loss) for the period	195	82	(90)

Exchange gains/(losses)	2	(60)	(17)
Fair value gains/(losses) net of tax	68	(54)	42
Pension fund actuarial (losses)/gains net of tax	(69)	115	(71)
Net gains/(losses) not recognised in income statement	1	1	(46)

Total recognised income/(expense) for the period	196	83	(136)

SUMMARY CASHFLOW STATEMENT

	6 Months	6 Months
	2005	2004*
	£m	£m

Net cashflows from operating activities	(97)	(82)
Net cashflows from investing activities	(61)	(510)
Net cashflows from financing activities	(129)	(102)

Net decrease in cash and cash equivalents	(287)	(694)
Cash and cash equivalents at the beginning of the period	1,864	4,253
Effect of exchange rate changes on cash and cash equivalents	26	(62)

Cash and cash equivalents at the end of the period	1,603	3,497

	6 Months	6 Months
	2005	2004*
	£m	£m

Cash and cash equivalents (includes bank overdrafts for the purposes of the cashflow statement)	1,603	3,497
Add: bank overdrafts	8	13
Less: discontinued operations	(53)	(1,057)

Cash and cash equivalents	1,558	2,453

The attached notes are an integral part of these interim consolidated financial statements.

*All prior period comparatives are unaudited and unreviewed by the independent auditors, and restated in accordance with the new accounting policies (see pages 29-32).

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EXPLANATORY NOTES

1.	ACCOUNTING POLICIES

Adoption of International Financial Reporting Standards

In common with other European listed companies, the Group is required to prepare its consolidated financial statements for the year ending 31 December 2005 in accordance with the International Financial Reporting Standards (IFRS) endorsed by the European Union. These interim consolidated condensed financial statements have been prepared in accordance with the accounting policies that are anticipated to be used in preparation of the annual financial statements. New accounting policies have been summarised below. There is a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with the accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at December 2005 are not known with certainty at the time of preparing this interim financial information.

The Group has accordingly restated its previously reported 2004 consolidated results and financial position. The effects of the adoption of new accounting policies which materially affected the financial statements of continuing business have been reflected within the ‘First time adoption of IFRS’ note as set out below. The restated comparative information has not been audited.

Basis of preparation
The consolidated interim condensed financial statements are prepared under the historical cost convention as modified by the revaluation of available for sale investment securities, investment property, Group occupied property, financial assets and financial liabilities held for trading and all derivative contracts.

Translation of foreign currencies
The results and financial position of all Group entities are translated from their functional currency into sterling as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
•	income and expenses for each income statement are translated at average exchange rates (which represents a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates); and
•	all resulting exchange differences are recognised as a component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the closing exchange rate.

Transactions denominated in foreign currencies are translated at the prevailing rate at the date of the transaction and the resulting differences are included within the income statement.

Goodwill and intangible assets
Goodwill, being the difference between the cost of a business acquisition and the acquirer’s interest in the net fair value of the identifiable assets and liabilities acquired, is initially capitalised in the balance sheet at cost and is subsequently recognised at cost less accumulated impairment losses. The cost of the acquisition is the amount of cash paid and the fair value of other purchase consideration given together with associated expenses. Goodwill is subject to an impairment review at least annually. If there are indications of impairment, the recoverable amount is determined. Where the carrying amount is more than the recoverable amount, an impairment is recognised.

When calculating the goodwill arising on an acquisition, claims provisions are discounted to present value. Immediately following the acquisition, the claims reserves are valued at full nominal value. This increase in liabilities is matched by the recognition of an ‘intangible asset arising from acquired claims provisions’, representing the present value of future investment income implicit in the claims discount. The intangible asset is amortised over the expected run off period and is tested in the context of the liability adequacy test of insurance liabilities where the balances of intangible assets associated with insurance contracts is deducted from the carrying amount of the insurance liabilities.

Expenditure that increases the future economic benefits arising from computer software in excess of its standard of performance assessed immediately before the expenditure was made, is recognised as an intangible asset and amortised using the straight line method over 3 to 5 years.

Property, plant and equipment
Property, plant and equipment comprise Group occupied land and buildings, fixtures, fittings and equipment (including computer hardware and motor vehicles). These assets are depreciated over periods not exceeding their estimated useful life after taking into account residual values.

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Group occupied property is stated at fair value, less subsequent depreciation for buildings. All other assets are stated at depreciated cost. Fair value movements are recorded in equity.

Fair value is based on current prices in an active market for similar property in the same location and condition and subject to similar contractual terms of ownership. Valuations are performed by external professionally qualified valuation surveyors on at least an annual basis, with reference to current market conditions.

An asset’s carrying amount is written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Product classification
Insurance contracts are those contracts that transfer significant insurance risk at the inception of the contract. Insurance risk is transferred when an insurer agrees to compensate a policyholder if a specified uncertain future event (other than a change in a financial variable) adversely affects the policyholder. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts or derivative contracts, as appropriate.

Financial assets
On initial recognition of a financial asset, it is categorised as an available for sale financial asset. On subsequent measurement, investments are measured at fair value with changes in fair value recognised in equity. Where the cumulative changes recognised in equity represent an unrealised loss the individual asset or group of assets is reviewed to test whether an indication of impairment exists.

Securities whose fair values are readily determined and where the decline in the market price is not temporary in nature, the unrealised loss charged to equity is reclassified to realised losses for the year.

If the fair value of a previously impaired debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the impairment loss is reversed and the reversal recognised in the income statement. Impairment losses on equity investments are not reversed through the income statement.

Investment income is recognised in the income statement. Dividends on equity investments are recognised on the date at which the investment is priced ‘ex dividend’. Interest income is recognised using the effective interest method. Unrealised gains and losses on available for sale investments are recognised directly in equity, except for impairment losses and foreign exchange gains and losses on monetary items (which are recognised in the income statement). On derecognition of an investment, the cumulative gain or loss previously recognised in equity is recognised in the income statement.

Assets received as collateral under stock lending arrangements are recognised together with the related liability to repay the amounts received.

Investment property
Investment property, comprising freehold and leasehold land and buildings, is held for long term rental yields and is not occupied by the Group.

Investment property is recorded at fair value, measured by independent professionally qualified valuers, who hold a recognised and relevant professional qualification and have recent experience in the location and category of the investment property being valued, on an annual basis and by internal valuers for interim periods, with reference to current market conditions. Related unrealised gains and unrealised losses or changes thereof are recognised in investment income.

Derivative financial instruments and hedging
Derivatives are recognised in the balance sheet at fair value. Derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Changes in the fair value of derivatives that are classified as hedges are recorded in the income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Transactions are classified as hedging transactions when the following conditions for hedge accounting can be met:

•	there is a formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge;
•	the hedge is expected to be highly effective in achieving offsetting changes in fair value or cashflows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship;
•	the effectiveness of the hedge can be reliably measured;
•	for cashflow hedges, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cashflows that could ultimately affect profit or loss;
•	the hedge is assessed on an ongoing basis and determined to have been highly effective.

Dated loan capital is hedged against the net investment in foreign entities. The effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the underlying hedged item is derecognised.

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Cash and cash equivalents
Cash and cash equivalents are short-term highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash and cash equivalents comprise financial assets with less than three months maturity from the date of acquisition.

Dated loan capital
Dated loan capital comprises subordinated bonds which are stated at the consideration received less transaction costs. Subsequently, it is measured at amortised cost using the effective interest rate method.

Employee benefits
Post retirement benefits
Contributions to defined contribution pension plans are charged as they become due.

The amounts charged (or credited where relevant) in the income statement relating to post retirement benefits in respect of defined benefit plans are as follows:

•	the current service cost;
•	the past service costs for additional benefits granted in the current or earlier periods;
•	the interest cost for the period;
•	the impact of any curtailments or settlements during the period; and
•	the expected return on plan assets (where relevant).

The current service cost in respect of defined benefit plans comprises the present value of the additional benefits attributable to employees’ services provided during the period.

The present value of defined benefit obligations and the present values of additional benefits accruing during the period are calculated using the accrued benefit method.

Past service costs arise where additional benefits are granted. The cost of providing additional benefits is recognised on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are recognised immediately.

The calculation of the present value of accrued benefits includes an actuarial assumption of future interest rates which is used to discount the expected ultimate cost of providing the benefits. The discount rate is determined at each balance sheet date by reference to current market yields on high quality corporate bonds identified to match the currency and estimated term of the obligations. The interest cost for the period is calculated by multiplying the discount rate determined at the start of the period by defined benefit obligations during the period.

The change in the present value of the defined benefit obligation and the changes in the fair value of plan assets resulting from any curtailments and settlements of scheme liabilities during the period are recognised in the income statement. Additionally, any previous past service costs related to these liabilities are recognised in the gains or losses on settlement and curtailment.

The expected return on plan assets is calculated using market expectations, at the beginning of the period, of the investment returns on plan assets over the entire life of the related obligations.

Actuarial gains and losses arise from changes to actuarial assumptions when revaluing future benefits and from actual experience in respect of plan liabilities and investment performance of plan assets being different from previous assumptions. Actuarial gains and losses are recognised as a component of equity.

The value recognised in the balance sheet for post retirement plans are calculated as follows:

•	the present value of defined benefit obligation of the plan at the balance sheet date;
•	minus any past service cost not yet recognised;
•	minus the fair value at the balance sheet date of the plan assets out of which the obligations are to be settled directly.

Share based compensation
The value of the employee share options and other share based payments is calculated at fair value at the grant date using appropriate and recognised option pricing models.

Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of such awards but are taken into account by adjusting the number of equity instruments included in the ultimate measurement of the transaction amount. The value of the awards are recognised on a systematic basis over the period during which the employment services are provided. The proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

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Taxation
Taxation in the income statement is based on profits and income for the year as determined in accordance with the relevant tax legislation, together with adjustments to provisions for prior years. UK tax in respect of overseas subsidiaries and principal associated undertakings is recognised as an expense in the year in which the profits arise, except where the remittance of earnings can be controlled and it is possible that remittance will not take place in the foreseeable future, in which case UK tax is based on dividends received.

Deferred tax is provided in full using the liability method on temporary differences arising between the tax bases of assets and liabilities and the carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which these temporary differences can be utilised.

Dividend distribution
Dividends are recognised as a liability when the dividends are approved.

First time adoption of IFRS
The Group’s financial statements for the year ended 31 December 2005 will be the first annual financial statements that comply with IFRS. These consolidated interim condensed financial statements have been prepared in accordance with accounting policies that are anticipated to be used in preparation of the annual financial statements.

The Group has applied IFRS 1, First Time Adoption of International Financial Reporting Standards, in preparing these consolidated interim condensed financial statements. The Group’s transition date is 1 January 2004 and as such an opening IFRS balance sheet has been prepared at that date. Consequently, 2004 comparative information has been restated under these new accounting standards.

In order to make the transition to IFRS easier, IFRS 1 allows some exemptions from full retrospective application of certain standards. In preparing these consolidated interim financial statements in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS.

The Group has applied the transitional provisions in IFRS 4, Insurance Contracts, which leaves existing accounting policies for insurance contracts unchanged.

The Group has elected to apply the following optional exemptions from full retrospective application:

Business combinations exemption
The Group has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2004 transition date.

Cumulative translation differences exemption
The Group has elected to set the previously accumulated cumulative translation to zero at 1 January 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1.

Designation of financial assets and financial liabilities exemption
The Group reclassified various securities as available for sale investments with fair value movements recognised in equity.

The Group has applied the following mandatory exceptions from retrospective application:

Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognised before 1 January 2004 are not rerecognised under IFRS.

Hedge accounting exception
Management has claimed hedge accounting from 1 January 2004 only if the hedge relationship meets all the hedge accounting criteria under IAS 39.

Estimates exception
Estimates under IFRS at 1 January 2004 are consistent with estimates made for the same date under UK GAAP.

2.	RECONCILIATIONS BETWEEN IFRS AND UK GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS on both the income statement and balance sheet as at 31 December 2004 and 30 June 2004.

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Explanations of the adjustments are also set out below.

PROFIT/(LOSS) FOR PERIOD ENDED 30 JUNE 2004 AND THE YEAR ENDED 31 DECEMBER 2004

	Note	Period ended	Year ended
		30 June	31 December
		2004	2004
		£m	£m

Profit/(loss) for the period as reported under UK GAAP		(65)	(109)

Adjusted for:
Discontinued life	A	28	10
Insurance contracts reclassified to financial instruments	B	(13)	42
Investment return	C	106	(69)
Equalisation provisions	D	18	37
Internal software costs capitalised	E	9	21
Foreign exchange	F	2	(32)
Reversal of amortisation of goodwill	G	6	11
Dated loan capital interest	H	4	3
Deferred tax	I	(18)	(4)
Other	L	5	–

Profit/(loss) for the period as reported under IFRS		82	(90)

EQUITY AT 1 JANUARY 2004, 30 JUNE 2004 AND 31 DECEMBER 2004

	Note	1 January	30 June	31 December
		2004	2004	2004
		£m	£m	£m

Total equity and reserves as reported under UK GAAP		3,332	3,151	3,039

Adjusted for:
Discontinued life	A	9	13	–
Insurance contracts reclassified to financial instruments	B	(147)	(158)	(93)
Equalisation provisions	D	319	331	356
Internal software costs capitalised	E	18	31	39
Reversal of amortisation of goodwill	G	–	5	11
Deferred tax	I	34	3	31
Pensions	J	(681)	(445)	(759)
Dividends	K	83	11	86
Other	L	4	7	(21)

Total equity and reserves as reported under IFRS		2,971	2,949	2,689

Explanations

A.	Discontinued life
Adjustments relating to discontinued life operations primarily relate to contracts reclassified as investment contracts, valuation differences taken to funds for future appropriations and mid to bid adjustments. This caused an increase in the life profit of £10m for the year ended 31 December 2004. The impact on equity was to increase shareholder funds by £9m at date of transition (1 January 2004) and £13m at 30 June 2004. There was no adjustment at 31 December 2004 as the life operations were disposed of during the year. All other adjustment below relate to continuing business.

B.	Insurance contracts reclassified to financial instruments
Under IFRS, insurance contracts that do not contain a significant insurance risk are either classified as financial contracts if considered as such or as derivatives. Derivative contracts are marked to market on the balance sheet with the movement in the fair value taken through the income statement. At 31 December 2004 the impact of reclassifying certain contracts previously classified as insurance contracts was to increase pre tax profit for the year by £42m and decrease equity and reserves by £93m pre tax. At 30 June 2004 the impact was to decrease pre tax profit for the period by £13m and decrease equity and reserves by £158m pre tax.

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C.	Investment return
Under UK GAAP, investment income comprises dividend income from equities, income on bonds based on accrued interest, rental income on properties, interest accrued on deposits and realised and unrealised gains and losses on investments.

Under IFRS, investment return comprises dividend income from equities, income from bonds, rental income and unrealised gains from properties, realised gains and losses and impairment charges. Income on bonds is based on the effective interest rate method whereby any discount or premium is amortised over the life of the security. Unrealised movements, other than those relating to investment property, are taken directly to equity. Under IFRS, available for sale securities are tested for impairment and impairment losses are recognised in the income statement. The impact of the change in treatment of the investment return was to decrease the pre tax profit for the year to 31 December 2004 by £69m and increase the pre tax profit for the six months to 30 June 2004 by £106m.

D.	Equalisation provisions
Under UK GAAP, equalisation provisions are established for future catastrophe and other unusual losses. Under IFRS, such losses are not provided for until incurred. The adjustment reflects the reversal of the equalisation provisions which at 31 December 2004 amounted to £356m and at 30 June 2004 amounted to £331m.

E.	Internal software costs capitalised
Under UK GAAP, the costs of software development are predominantly expensed as incurred. Under IFRS, these costs are capitalised and amortised over the useful life of the software, normally being three to five years. The impact is an increase of £21m in the pre tax profit for the period to 31 December 2004 and £9m for 30 June 2004, and a pre tax increase of £39m in the equity and reserves at 31 December 2004 and £31m at 30 June 2004.

F.	Foreign exchange Under UK GAAP, income and expenses of foreign entities are translated using the closing exchange rate. Under IFRS, income and expenses are translated at the average rate of exchange.

On debt securities and other interest bearing available for sale investments, the changes in fair value due to foreign exchange movements are recognised in the income statement. The impact of this adjustment is to decrease the pre tax profit for the year ended 31 December 2004 by £32m and increase for the six months ended 30 June 2004 by £2m.

G.	Reversal of amortisation of goodwill
Amortisation of goodwill is not permitted under IFRS. This adjustment of £11m during the year to 31 December 2004 and £6m for the six months to 30 June 2004 represents the reversal of goodwill under UK GAAP.

H.	Dated loan capital interest
Under UK GAAP, the financial statements reflect an accrual or prepayment for the interest accrued on derivatives hedging dated loan capital interest. Under IFRS, this accrual or prepayment is reversed and the fair value of the derivative contracts is reflected in the financial statements. At 31 December 2004 the impact was an increase in pre tax profit for the year of £3m and at 30 June 2004 an increase for the six months of £4m.

I.	Deferred tax
Deferred tax is recognised under UK GAAP on timing differences, whereas under IFRS deferred tax is recognised on temporary differences. Further, under UK GAAP, deferred tax balances are discounted whereas under IFRS, no allowance is made for the time value of money in calculating for the deferred tax provisions. The adjustments relate to both the change in basis in the calculation of deferred tax and the deferred tax impact of other IFRS adjustments made that affect profit/(loss) for the period. The impact of changes to deferred tax is to decrease profit for the year ended 31 December 2004 by £4m and to increase equity and reserves by £31m at that date and the six months to 30 June 2004 by £18m and £3m respectively.

J.	Pensions
Under UK GAAP, the cost of providing pension benefits is accounted for over the employees’ working lives on a systematic basis as advised by qualified actuaries. Under IFRS, the income statement charge comprises the current service cost, past service cost, interest cost, the impact of any curtailment or settlements in the period and the expected return on plan assets. There was no material impact on profit for the year ended 31 December 2004.

Under UK GAAP, the accrual or prepayment included on the balance sheet represents the difference between the expenses charged in the income statement and the cash paid into the scheme. Under IFRS, the full pension asset or deficit is carried on the balance sheet. The impact of this adjustment at 31 December 2004 is a pre tax decrease in equity and reserves of £759m and at 30 June 2004 a decrease of £445m.

K.	Dividends
Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. The adjustment reflects the impact of reversing the proposed dividends, which at 31 December 2004 was £86m and at 30 June 2004 was £11m.

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L.	Other Other include the impact of adjustments relating to determination of the fair valuation of an asset using bid price (mid market price under UK GAAP) and other miscellaneous adjustments.

3.	CASHFLOW RECONCILIATION FOR PERIOD ENDED 30 JUNE 2004

The Group’s consolidated cashflow statements are presented in accordance with IAS 7, Cashflow Statements. The statements present substantially the same information as that required under UK GAAP as required by UK financial Reporting Standard No.1, as revised, with the exception that the UK GAAP cashflow excludes the cashflows of the Group’s life insurance funds. Under IFRS, these cashflows are required to be presented. These are presented as discontinued activities.

Under UK GAAP, the Group’s cash comprises cash in bank. Under IFRS, cash and cash equivalents include cash and short term investments with original maturities of three months or less. In addition, under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; management of liquid resources and financing. IFRS requires the classification of cashflows as resulting from operating, investing and financing activities. Cashflows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, are included as part of the investing activities under IFRS. The payment of dividends to shareholders is included as a financing activity under IFRS.

4.	CHANGES IN SHAREHOLDERS’ EQUITY FOR SIX MONTHS TO 30 JUNE

	2005			2004
	Total	Minority	Total	Total	Minority	Total
	shareholders'	interests	equity	shareholders'	interests	equity
	funds		and	funds		and
			reserves			reserves

	£m	£m	£m	£m	£m	£m

Balance at 1 January	2,321	368	2,689	2,616	355	2,971

Profit for the period	167	28	195	64	18	82
Exchange gains/(losses)	16	(14)	2	(49)	(11)	(60)
Fair value gains/(losses) net of tax	65	3	68	(54)	–	(54)
Pension fund actuarial gains net of tax	(69)	–	(69)	115	–	115
New share issue	5	–	5	7	–	7
Share options	4	–	4	2	–	2
Ordinary dividend	(86)	(9)	(95)	(83)	(7)	(90)
Preference dividend	(5)	–	(5)	(5)	–	(5)
Disposal of subsidiaries	–	–	–	–	(19)	(19)

Balance at 30 June	2,418	376	2,794	2,613	336	2,949

5.	EARNINGS PER SHARE

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 2,895,447,511 shares in issue during the period (excluding those held in ESOP trusts). The number of shares in issue at 30 June 2005 was 2,893,720,103 (excluding those held in ESOP trusts).

6.	DIVIDENDS

	30 June 2005		30 June 2004
	Per share	Total	Per share	Total
Ordinary
Final paid	2.96p	£86m	2.90p	£83m
Interim proposed	1.69p	£49m	1.65p	£47m

Preference		£5m		£5m

7.	NON CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR RESALE

Non current assets and disposal groups held for sale at 30 June 2005 relate to the Group’s holding in Rothschilds Continuations Holdings AG, Nonstandard Auto and Syn Mun Kong Public Company, an associated undertaking in Thailand. Non current assets and disposal groups held for sale at 31 December 2004 relate to the sale of the Group’s Japanese business, and at 30 June 2004 relate to the sale of the Group’s life operations.

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RESULTS FOR 2004

The results for the year ended 31 December 2004 and the balance sheet at that date, which have been included as comparatives in the six months results, are not statutory accounts. The statutory Group financial statements for the year to 31 December 2004 of Royal & Sun Alliance Insurance Group plc have been delivered to the Registrar of Companies. The independent auditors’ report on the Group financial statements for the year ended 31 December 2004 is unqualified and does not contain a statement under Section 237(2) or (3) of the Companies Act 1985. The independent auditors’ report draws attention to the presentation of equalisation reserves in the Group financial statements by way of emphasis, without qualifying the report. The accounting treatment of these items in the Group’s financial statements is in accordance with the requirements of Schedule 9A to the Companies Act 1985.

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RECONCILIATION FROM UK GAAP TO IFRS INCOME STATEMENT PRESENTED ON A MANAGEMENT BASIS

YEAR ENDING 31 DECEMBER 2004

	UK GAAP	Foreign [1]	Investment [2]	Other [3]	IFRS
		exchange	income
	£m	£m	£m	£m	£m

Net written premiums	5,206	(88)	–	(36)	5,082

Underwriting result	(231)	(27)	–	(19)	(277)
Investment result	664	–	(73)	–	591

Insurance result	433	(27)	(73)	(19)	314

Discontinued life	94	–	–	(94)	–
Total other activities	(71)	(3)	(74)	92	(56)

Operating result	456	(30)	(147)	(21)	258

Total interest, goodwill, CER	(141)	–	–	30	(111)
Short term investment fluctuations	(78)	–	78	–	–
Reorganisation costs	(126)	(2)	–	10	(118)
Discontinued life	–	–	–	104	104
(Loss)/gain on disposal of subsidiaries	(110)	–	–	1	(109)

Profit/(loss) before tax	1	(32)	(69)	124	24
Taxation	(110)	–	23	(27)	(114)

Loss after tax	(109)	(32)	(46)	97	(90)

Minority interests	(40)	–	–	(5)	(45)

Profit/(loss) attributable to shareholders	(149)	(32)	(46)	92	(135)

This reconciliation has been prepared on a non statutory basis as management believe this is a more appropriate presentation of the income statement.

Notes:

1	The foreign exchange adjustment reflects the change from translating the results of foreign entities at closing rate under UK GAAP to average rate under IFRS.

2	Investment income adjustments represent the reclassification of investment return and the move from using the Longer Term Investment Return bases to available for sale, which takes the majority of unrealised gains/(losses) directly to equity.

3	Other adjustments include the reclassification of certain contracts as derivatives and the movement in the fair value of such contracts reflected in the income statement. It also reflects the reversal of the claims equalisation charge, reversal of amortisation of goodwill and adjustments relating to employee benefits.

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RECONCILIATION FROM UK GAAP TO IFRS BALANCE SHEET AS AT 31 DECEMBER 2004 PRESENTED ON A MANAGEMENT BASIS

	UK GAAP	Impact	Reclassification	IFRS
	£m	£m	£m	£m
Assets
Goodwill and intangible assets	184	50	56	290
Property and equipment	186	–	264	450
Total investments	15,469	–	(1,842)	13,627
Reinsurers share of technical provisions	4,153	–	271	4,424
Total other assets	3,975	43	–	4,018
Cash and cash equivalents	359	–	1,522	1,881

Total assets	24,326	93	271	24,690

Equity, reserves and liabilities

Equity and reserves
Shareholders' funds	2,672	(351)	–	2,321
Minority interests	367	1	–	368

Total equity and reserves	3,039	(350)	–	2,689
Dated loan capital	1,051	–	–	1,051

Total equity, reserves and dated loan capital	4,090	(350)	–	3,740

Liabilities
Technical provisions	17,408	(367)	271	17,312

Provisions and other liabilities	2,828	810	–	3,638

Total liabilities	20,236	443	271	20,950

Total equity, reserves and liabilities	24,326	93	271	24,690

This reconciliation has been prepared on a non statutory basis as management believe this is a more appropriate presentation of the balance sheet.

Notes:

The impact on equity primarily relates to the impact of IAS 19, Employee Benefits, in respect of pensions, the reversal of the claims equalisation provision, capitalisation of software, reversal of amortisation of goodwill and certain contracts being reclassified as derivatives and marked to market.

The reclassifications comprise certain investments with a duration of less than three months reclassified to cash and cash equivalents, computer software from property and equipment to intangible assets and reclassification of Group owned property from investments to property and equipment.

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